Fee Waiver and Expense Limitation Agreement

Gold Bank Funds

AGREEMENT, made on the 5thday of December, 2001, by and between Gold Bank Funds (the “Trust”), a registered management investment company, on behalf of its series, the Gold Bank Equity Fund (the “Equity Fund”) and the Gold Bank Money Market Fund (the “Money Market Fund”) (together, the “Funds”) and Gold Capital Management, Inc. (“GCM”), the investment adviser and sponsor of the Funds; is restated herein:

WHEREAS, GCM has entered into a Management Agreement with the Trust for each Fund, pursuant to which GCM manages the investment and reinvestment of the assets of each Fund, and for which each Fund compensates GCM with management fees based on the average net assets of the Fund (“Management Fees”); and

WHEREAS, each Management Agreement explicitly contemplates that the Trust and GCM may enter into voluntary or contractual expense limitation arrangements to recoup amounts waived or expended by GCM in connection with such arrangements under certain circumstances; and

WHEREAS, the Trust and GCM have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the expenses of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.          Fee Waiver and Expense Assumption by GCM.  GCM agrees to reduce all or a portion of its Management Fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Funds, to the extent necessary to limit the annualized expenses of the Gold Bank Equity Fund, expressed as a percentage of the Fund’s average net assets, to no more than 1.05% of average annual net assets and to limit the annualized expenses of the Gold Bank Money Market Fund, expressed as a percentage of the Fund’s average net assets, to no more than 0.55% of average annual net assets from inception through April 30, 2003 (the “Annualized Expense Limit”).

2.          Duty to Reimburse GCM.  If, at any time, a Fund’s annualized expenses, expressed as a percentage of the Fund’s average net assets, are less than the Annualized Expense Limit, the Trust, on behalf of the Fund, may reimburse GCM for any Management Fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Fund’s annualized expenses to exceed the Annualized Expense Limit.  The reimbursement of any subsidy must be approved by the Trust’s Board of Trustees and must be sought no later than the end of the third fiscal year following the year to which the subsidy relates if the aggregate expenses for that period do not exceed any more restrictive limitation to which GCM has agreed and the Board of Trustees approves the reimbursement.

3.          Assignment.  No assignment of this Agreement shall be made by GCM without the prior consent of the Trust.

4.          Duration and Termination.  This Agreement shall continue in effect from the date of its effectiveness until April 30, 2003, and shall continue in effect from year to year thereafter if approved by the Trust’s Board including a majority of the independent Trustees; and may be terminated by either the Trust or GCM if such party notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period of its intention to terminate the Agreement.  This Agreement shall automatically terminate upon the termination of the Management Agreement.

5.          Effective Dates.  This Agreement shall become effective on the date first written above.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

Gold Bank Funds		Gold Capital Management, Inc.

By:	/s/ Stephen R. Oliver	By:	/s/ Stephen R. Oliver

Name:	Stephen R. Oliver	Name:	Stephen R. Oliver
Title:	Vice President	Title:	Senior Vice President